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SEC Mail Prc

MAR 02 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE, Suite #600
(No. and Street)

Washington	DC	20002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cliff Richards (202) 962-6947
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SB& Company, LLC
(Name – *if individual, state last, first, middle name*)

10200 Grand Central Avenue, Suite 250	Owings Mills	MD	21117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard P. Whitty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWIDGE PIERRE-LOUIS NOTARY PUBLIC DISTRICT OF COLUMBIA EXP. 4-14-23

EDWIDGE PIERRE-LOUIS
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires April 14, 2023

Richard P. Whitty
Signature

Treasurer, ICMA-RC Services, LLC
Title

Edwidge Pierre-Louis
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICMA-RC SERVICES, LLC

Financial Statements and Supplemental Information

Together with Reports of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2020

SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

DECEMBER 31, 2020

CONTENTS

SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ICMA-RC Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (RC Services, a wholly owned subsidiary of the International City Management Association Retirement Corporation) as of December 31, 2020, and the related statements of operations, change in member's equity, and cash flows for the year then ended. In our opinion, the financial statements present fairly, in all material respects, the financial position of RC Services as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RC Services' management. Our responsibility is to express an opinion on RC Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB), and are required to be independent with respect to RC Services in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

1200 G Street, NW • Suite 821 • Washington • DC 20004 • P: 202.803.2335 • F: 202.821.1320

SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. RC Services is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supplemental Information

The computation of net capital pursuant to SEC Rule 15c3-1 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of RC Services' financial statements. The supplemental information is the responsibility of RC Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 15c3-1 and Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as RC Services' auditor since 2008.

SB & Company, LLC

Washington, DC
February 24, 2021

ICMA-RC SERVICES, LLC

Statement of Financial Condition
As of December 31, 2020

ASSETS		
Cash and cash equivalents	$	745,041
Deposit with clearing agent		20,282
Due from related entity		245,884
Prepaid expenses		129,347
Total Assets	**$**	**1,140,554**

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	4,920
Member's Equity		1,135,634
Total Liabilities and Member's Equity	**$**	**1,140,554**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2020

Revenue		
Intercompany service revenue	$	2,135,543
Interest income		106
Total Revenue		2,135,649
Expenses		
Tax and licensing		435,754
Personnel expenses		1,098,182
Professional services		40,373
Premises and equipment		41,587
Meetings and travel		63,787
Data processing		287,927
Communications		5,282
Subscriptions and memberships		129,523
Supplies and other miscellaneous expenses		33,128
Total Expenses		2,135,543
Net Income	$	106

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Change in Member's Equity
For the Year Ended December 31, 2020

Member's Equity, beginning of year	$	1,135,528
Net income		106
Member's Equity, End of Year	**$**	**1,135,634**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net income	$	106
Adjustments to reconcile net income to net cash from operating activities:		
Effect of changes in non-cash operating assets and liabilities:		
Prepaid expenses		(120,973)
Due from related entity		102,425
Accounts payable and accrued expenses		3,970
Net Cash Flows from Operating Activities		(14,472)
Cash and cash equivalents, beginning of year		759,513
Cash and Cash Equivalents, End of Year	$	745,041

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Notes to the Financial Statements
December 31, 2020

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on December 31, 1998, as a limited liability company and is a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer with respect to mutual funds registered under the Investment Company Act of 1940 and unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (ICMA-RC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of RC Services are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2020, cash and cash equivalents consisted of money market funds.

Income Taxes

RC Services is a single member limited liability company disregarded as an entity separate from ICMA-RC for Federal income tax purposes pursuant to Treasury Regulation 26 C.F.R. 301.7701-1, et. seq. ICMA-RC, RC Services' sole member, is an organization exempt from Federal income tax as described in the Internal Revenue Code 26 U.S.C. 501(c)(3). For Federal income tax purposes, RC Services is treated as a branch or division of ICMA-RC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, establishes guidelines for recognizing, measuring, and disclosing tax return positions in financial statements. Management has evaluated the tax positions of RC Services and determined that the application of ASC 740 had no material impact on its financial statements. Accordingly, no adjustments for unrecognized tax benefits or related interest or penalties were required as of December 31, 2020.

If applicable, RC Services would recognize accrued interest and penalties related to unrecognized tax benefits in the accompanying Statement of Operations. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease during the next twelve months. Each of the tax years in the four-year period ending December 31, 2020, remains subject to examination by Federal taxing authorities; however, certain state taxing authorities may lengthen this period to five years.

3. RELATED-PARTY TRANSACTIONS

ICMA-RC provides RC Services certain operational support services, including the marketing, development, and product management of certain products offered by the Collective Investment Trusts managed by ICMA-RC. The expenses reported by RC Services represent the actual direct expenses incurred by RC Services, plus additional expenses allocated to RC Services by ICMA-RC to provide such services. Such additional expenses allocated to RC Services for services provided may not be the same as would be charged for such services from an unrelated entity.

During the year ended December 31, 2020, ICMA-RC allocated operating expenses in the amount of $1,681,756 to RC Services under the Assignment and Expense Agreement between ICMA-RC and RC Services. Intercompany service revenue is allocated from ICMA-RC to compensate RC Services for services performed on behalf of ICMA-RC. The revenue is recorded when the related expenses are incurred. The revenue allocated from ICMA-RC during the year ended December 31, 2020 was $2,135,543.

The due from related entity balance represents amounts owed from ICMA-RC to RC Services, which are primarily from intercompany revenue and expense allocations per the Assignment and Expense Agreement between RC Services and ICMA-RC.

4. NET CAPITAL REQUIREMENT

Regulatory Requirements

RC Services is subject to Securities Exchange Act Rule 17 C.F.R. § 240.15c3-1 (the Net Capital Rule). This rule requires a broker-dealer to maintain at all times certain net capital levels (as defined). Currently, RC Services is subject to the Aggregate Indebtedness Standard of the Net Capital Rule, meaning its aggregate indebtedness shall not exceed 15 times its net capital. Further, RC Services is required to maintain a minimum net capital of $5,000 or the amount required by its aggregate indebtedness ratio, whichever is higher.

As of December 31, 2020, RC Services had net regulatory capital of $760,403 which was $755,403 in excess of its required net capital of $5,000. RC Services' aggregate indebtedness to net capital ratio was 0.65%.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2020.

5. SUBSEQUENT EVENTS

Management evaluated the subsequent events and transactions through February 24, 2021, the date these financial statements were available for issue and have determined that no material subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

SUPPLEMENTAL INFORMATION

ICMA-RC SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2020

ICMA-RC SERVICES, LLC		
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1		
Ownership equity	$	1,135,634
Less: non-allowable assets*		375,231
Net capital before haircuts		760,403
Less: haircuts		-
Net capital		760,403
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess of net capital	$	755,403
Aggregate indebtedness	$	4,920
Excess net capital (net capital less greater of 10% of aggregate indebtedness or 120% of $5,000)	$	754,403
Ratio of aggregate indebtedness to net capital		0.65%

* Represents prepaid expenses and due from related entity.

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the RC Services' unaudited December 31, 2020, Part IIA Financial and Operational Combined Uniform Single Report (FOCUS) filing. Accordingly, no reconciliation is deemed necessary.

SUPPLEMENTARY REPORT

SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ICMA-RC SERVICES, LLC CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
ICMA-RC Services, LLC

We have reviewed management's statements, included in the accompanying Report of Exemption from SEC Rule 17 C.F.R. § 240.15c3-3 (Exemption Report), in which (1) ICMA-RC Services, LLC (RC Services) stated that RC Services does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and (2) RC Services stated that RC Services is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because RC Services limits its business activities exclusively to the wholesale and marketing of collective investment trusts (CITs), and RC Services (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in SEC Rule 15c3-3) throughout the most recent fiscal year without exception. RC Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RC Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934.

SB & Company, LLC

Washington, DC
February 24, 2021

1200 G Street, NW • Suite 821 • Washington • DC 20004 • P: 202.803.2335 • F: 202.821.1320

ICMA-RC SERVICES, LLC

Report of Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2020

ICMA-RC Services, LLC (RC Services) is a registered broker-dealer subject to SEC Rule 17a- 5 (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, RC Services states the following:

1. RC Services does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. RC Services is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because RC Services limits its business activities exclusively to the wholesale and marketing of collective investment trusts (CITs), and RC Services (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in SEC Rule 15c3-3) throughout the most recent fiscal year without exception.

Richard P. Whitty

Richard P. Whitty
Treasurer, ICMA-RC Services, LLC

Headquarters:

10200 Grand Central Avenue ◦ Suite 250 ◦ Owings Mills ◦ Maryland 21117

(P) 410-584-0060 ◦ (F) 410-584-0061

Branch Office:

1200 G Street, N.W. ◦ Suite 821 ◦ Washington ◦ D.C. 20005

(P) 202-434-8884 ◦ (F) 202-434-4512